SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                               Commission File Number  0-10815
                                                                       -------

(CHECK ONE):
[ ] Form 10-K and Form 10-KSB [ ] FORM 11-K [ ] FORM 20-F [X] FORM 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended:  January 1, 2000
                         ---------------


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[x] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

      For the transition period ended October 2, 1999

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                    PART I
                            REGISTRANT INFORMATION

      Full name of registrant UNIFIED WESTERN GROCERS, INC.
                              -----------------------------

      Former name if applicable
               CERTIFIED GROCERS OF CALIFORNIA, LTD.
               ------------------------------------

      Address of principal executive office:  5200 Sheila Street
                                              ------------------

      City, State and Zip Code:  Los Angeles, CA, 90040
                                 ----------------------

                                    PART II
                           RULES 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10- Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

1. On September 27, 1999, the shareholders of Unified Western Grocers, Inc. and United Grocers, Inc. each approved a merger agreement. The merger closed on September 29, 1999. The company is in process of completing the purchase accounting for the acquisition necessary to finalize reports for the transition period and the first quarter. The additional time is necessary to complete the financial information required for filing of the Form 10-Q.

                                   PART IV
                              OTHER INFORMATION
      (1) Name and telephone number of person to contact in regard to this notification.

               Richard J. Martin     323          264-5200
               -----------------------------------------------
               (NAME)            (AREA CODE) (TELEPHONE NUMBER)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [ ] YES [X] NO

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] YES [ ] NO

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The first quarter of FY2000 will reflect the combined operations of Unified Western Grocers, Inc. and United Grocers, Inc. Results for the first quarter and the transition period will not be quantified until the purchase accounting analysis has been completed.

                        UNIFIED WESTERN GROCERS, INC..

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    February 14, 2000   By            /s/ Richard J. Martin
        _________________      ___________________________________________
                                              Richard J. Martin
                             Executive Vice President, Finance & Administration
                                         and Chief Financial Officer



                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                    CERTIFIED GROCERS OF CALIFORNIA, LTD.

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    February 14, 2000   By            /s/ Richard J. Martin
        _________________      ___________________________________________
                                             Richard J. Martin
                              Executive Vice President, Finance & Administration
                                         and Chief Financial Officer



                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).